October 19, 2015

By Hand and EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street N.E.,

Washington, D.C. 20549.

Attention: Laura Nicholson, Special Counsel

Re:	Ferrari N.V. (formerly named New Business Netherlands N.V.)
Amendment No. 4 to the Registration Statement on
Form F-1 (File No. 333-205804)

Dear Ms. Nicholson:

On behalf of our client, Ferrari N.V. (formerly named New Business Netherlands N.V.) (the “Registrant”), we are writing in connection with the above-referenced registration statement on Form F-1 (the “Registration Statement”) that was filed on October 19, 2015. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement reflects comments of the Staff of the Securities and Exchange Commission (the “Commission”) made during a telephone conversation on October 19, 2015 with Oderisio de Vito Piscicelli of Sullivan & Cromwell LLP. In response to the Staff’s oral comments, the Amended Registration Statement consists only of an explanatory note, an updated exhibit index, a revised Exhibit 4.1, the executed 2% Senior Note due 2016 of the Registrant, and a new Exhibit 10.2, the English translation of the Framework Agreement (the “Framework Agreement”), dated as of December 4, 2006, by and between Ferrari S.p.A., a wholly owned subsidiary of the Registrant (“Ferrari Italy”), and Maserati S.p.A. (“Maserati”).

The Framework Agreement sets forth the intention of the parties to work together in certain areas, including the supply of engines, but does not include operative provisions with respect to those potential areas of cooperation. The Framework Agreement, however, includes certain legal provisions that are incorporated by reference in the Supply Agreement (the “2014 Supply Agreement”), dated as of December 10, 2014, by and between Ferrari Italy and Maserati, the English translation of which is filed as Exhibit 10.1 to the Registration Statement and was initially filed with the Commission on October 19, 2015. Therefore, in response to the Staff’s comment, the Registrant is filing the Framework Agreement as an exhibit to the Registration Statement.

Securities and Exchange Commission October 19, 2015

Also in response to the Staff’s oral comments, the Registrant respectfully advises the Staff that it believes all contracts between the Registrant and Maserati required to be filed as an exhibit to the Registration Statement have now been filed with the Commission. Item 601(b)(10)(ii) of Regulation S-K requires the filing of any contract to which security holders named in the registration statement or report are parties unless the agreement is “immaterial in amount or significance.” Each of the other agreements relating to the relationship between Ferrari Italy and Maserati need not be filed because they are individually and in the aggregate immaterial in amount and significance. Further, the provisions of these agreements are not relevant to an understanding of Ferrari Italy’s rights and obligations under the 2014 Supply Agreement or the Framework Agreement such that filing is required.

In particular, the Supply Agreement (the “2006 Supply Agreement”), dated as of December 4, 2006, by and between Ferrari Italy and Maserati is an outdated contract that is superseded by the 2014 Supply Agreement. Although never legally terminated, the 2006 Supply Agreement relates to engine projects that have been superseded by the engine products contemplated by the 2014 Supply Agreement and described in detail in the Registration Statement. Consequently, this agreement is no longer relevant to an understanding of the Registrant’s business. Ferrari Italy no longer generates revenue under the 2006 Supply Agreement. Therefore, it is immaterial in both amount and significance such that under Item 601(b)(10)(ii) it need not be filed as an exhibit to the Registration Statement.

Further, the Registrant respectfully submits that the Services Agreement and Collaboration Agreement contemplated by the Framework Agreement as future instruments of the companies’ cooperation mostly relate to services and relationships that have since ceased to apply among the parties. They also relate to certain chassis painting services that continue to date but are immaterial in amount and significance (revenues of single-digit million euros in 2014).

The Registrant respectfully advises the Staff that it has filed all material agreements relating to the relationship between it and Maserati. Consequently, no additional agreements need be filed pursuant to the requirements of Item 601(b)(10) of Regulation S-K.

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Securities and Exchange Commission October 19, 2015

The Registrant appreciates very much the Staff’s prompt and helpful review of the Registration Statement. Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

cc:	Sonia Bednarowski
Claire Erlanger
Melissa Raminpour
(Securities and Exchange Commission)

Alessandro Gili
Carlo Daneo
(Ferrari N.V.)

Richard K. Palmer
Giorgio Fossati
(Fiat Chrysler Automobiles N.V.)

Oderisio de Vito Piscicelli